Filed pursuant to Rule 424(b)(3)
Registration No. 333-266293
PROSPECTUS SUPPLEMENT No. 5
(to Prospectus dated May 23, 2023)

SPRINGBIG HOLDINGS, INC.
5,055,524 Common Shares

This prospectus supplement updates and supplements the prospectus dated May 23, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-266293). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

This Prospectus and prospectus supplement relate to the resale, from time to time, by CF Principal Investments LLC (“Cantor” or the “Holder”) of up to 5,055,524 of our shares of common stock, $0.0001 par value per share (the “Common Shares”), that have been or may be issued by us to the Holder pursuant to the Common Stock Purchase Agreement, dated as of April 29, 2022, by and between Tuatara Capital Acquisition Corporation (“Tuatara”, the predecessor of SpringBig Holdings, Inc.) and the Holder, as amended by Amendment No. 1 on July 20, 2022 (together, the “Purchase Agreement”), establishing a committed equity facility (the “Facility”). We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our Common Shares by the Holder. However, we may receive up to $50.0 million in aggregate gross proceeds from the Holder under the Purchase Agreement in connection with sales of our Common Shares to the Holder pursuant to the Purchase Agreement after the date of this prospectus. In connection with the execution of the Purchase Agreement, we agreed to issue 877,193 Common Shares (such shares, the “Commitment Fee Shares”) to the Holder as consideration for its irrevocable commitment to purchase the Common Shares at our election in our sole discretion, from time to time after the date of this prospectus, upon the terms and subject to the satisfaction of the conditions set forth in the Purchase Agreement. The purchase price per share that Cantor will pay for the Common Shares purchased from us under the Purchase Agreement will fluctuate based on the market price of our Common Shares at the time we elect to sell shares to Cantor and, further, to the extent that the Company sells Common Shares under the Facility, substantial amounts of Common Shares could be issued and resold, which would cause dilution and may impact the Company’s stock price. See “The Committed Equity Financing” for a description of the Purchase Agreement and the Facility and “Selling Stockholder” for additional information regarding Cantor.

The Holder may offer, sell or distribute all or a portion of the Common Shares hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will bear all costs, expenses and fees in connection with the registration of these Common Shares, including with regard to compliance with state securities or “blue sky” laws. The timing and amount of any sale are within the sole discretion of the Holder. The Holder is an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) and any profit on sale of the Common Shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. Although the Holder is obligated to purchase our Common Shares under the terms of the Purchase Agreement to the extent we choose to sell such Common Shares to them (subject to certain conditions), there can be no assurances that the Holder will sell any or all of the Common Shares purchased under the Purchase Agreement pursuant to this prospectus. The Holder will bear all commissions and discounts, if any, attributable to its sale of Common Shares. See “Plan of Distribution (Conflict of Interest).”

You should read this Prospectus, this prospectus supplement and any additional prospectus supplement or amendment carefully before you invest in our securities. Our Common Stock is traded on The Nasdaq Capital Market (“Nasdaq”) under the symbol “SBIG.” On August 10, 2023, the last reported sale price of our Common Stock on Nasdaq was $0.266 per share.

We are an “emerging growth company” under the federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 11, 2023.